September 21, 2017

Beverly A Singleton

Staff Accountant

Office of Transportation & Leisure

Security and Exchange Commission

Washington, DC 20549

Re:	Cardiff International, Inc.
Item 4.02 Form 8-K filed August 30, 2017
Item 4.02 Form 8-K filed August 22, 2017
Item 4.02 Form 8-K filed July 27, 2017
File No. 000-49709

Dear Ms. Singleton,

In response to your letter dated August 31, 2017 regarding the above filings. We would like to respond in turn:

a)	The dates your Board of Directors (the “Board”) concluded that the March 31, 2017 and the June 30, 2017 unaudited interim financial statements contained in the Quarterly Reports on Form 10-Q for the respective periods should no longer be relied upon; Response: Disclosure has been made in the amended 8-K/A.

b)	Description of the facts underlying the conclusion to the extent known as to why the financial statements should not be relied upon. In this regard, we note that your March 31, 2017 interim financial statements should not be relied upon because there will be restatement to reflect adjustments in the fair market value, as reported in the Form 8-K filed on July 27, 2017, and that such is also the reason for your June 30, 2017 interim financial statements as reported in the Form 8-K filed on August 30, 2017. Please expand the discussion thereof to disclose the nature of the deficiency concerning the fair market value by disclosing the affected asset or liability accounts, the adjustment amounts (if known at this time), and the reason for the adjustments and the appropriate accounting that should have been applied for each of the March 31, 2017 and June 30, 2017 interim financial statements. Response: Disclosure has been made in the amended 8-K/A.

c)	Disclosure of whether the Board, or authorized officer or officers, discussed the matters disclosed in the Form 8-K/A pertaining to the March 31, 2017 and June 30, 2017 unaudited interim financial statements and their non-reliance with your independent registered public accounting firm; Response: Disclosure has been made in the amended 8-K/A.

d)	Disclose the expected time frame for restatement of the March 31, 2017 and June 30, 2017 unaudited interim financial statements and when amendments to the respective Forms 10-Q will be filed. To the extent such will be restated and filed as soon as practicable, please so state. Response: New financials were filed and published September 5th & 6th, 2017.

If you have any additional questions, please don’t hesitate to inform me.

Respectfully,

/s/ Daniel R Thompson

Chairman/Treasurer/Secretary